Exhibit 99.2

NOTICE OF CHANGE IN CORPORATE STRUCTURE
Pursuant to section 4.9 of National Instrument 51-102
Continuous Disclosure Obligations

Item 1	Names of the parties to the transaction:

Newcrest Mining Limited (“Newcrest”)

Pretium Resources Inc. (“Pretivm”)

Newcrest BC Mining Ltd

Item 2	Description of the transaction:

Newcrest entered into an arrangement agreement dated November 8, 2021 (as amended on December 13, 2021 and on January 19, 2022) by and among Newcrest, Pretivm, Newcrest BC Mining Ltd., an indirect wholly-owned subsidiary of Newcrest (the “Arrangement Agreement”) pursuant to which, Newcrest agreed to acquire through its indirect wholly owned subsidiary, Newcrest BC Mining Ltd., all of the issued and outstanding common shares (“Pretivm Shares”) of Pretivm (the “Arrangement”).

Effective on March 9, 2022, Newcrest acquired all of the issued and outstanding Pretivm Shares pursuant to the Arrangement Agreement and in accordance with a court-approved plan of arrangement under the Business Corporations Act (British Columbia).

Pursuant to the Arrangement, Pretivm shareholders had the option to elect to receive C$18.50 per Pretivm Share in cash or 0.8084 ordinary shares of Newcrest (the “Newcrest Shares”) per Pretivm Share, subject to proration to ensure aggregate cash and Newcrest Share consideration each represented 50% of the total transaction consideration. Pretivm shareholders who did not elect cash or Newcrest Shares received default consideration of C$9.25 per Pretivm Share in cash and 0.4042 Newcrest Shares per Pretivm Share.

The Pretivm Shares were delisted from the TSX at the close of trading on March 11, 2022 and will be delisted from the New York Stock Exchange on March 21, 2022.

Item 3	Effective date of the transaction:

March 9, 2022.

Item 4	Name of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity

Pretium has applied to cease to be a reporting issuer (or equivalent thereof) in all applicable Canadian jurisdictions.

The Newcrest Shares continue to trade on the TSX under the symbol “NCM”. Newcrest continues to be a reporting issuer in each of the Provinces of Canada.

Item 5	Date of reporting issuer’s first financial year-end subsequent to the transaction

Not applicable.

Item 6	Periods, including comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer’s first financial year subsequent to the transaction

Not applicable.

Item 7	Documents filed under this Instrument that described the transaction and where those documents can be found in electronic format

Further details regarding the Arrangement can be found in the management information circular of Pretivm dated December 16, 2021 available on SEDAR under Pretivm’s profile at www.sedar.com.

Dated March 16, 2022